UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to
Commission file number
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN (the “Plan”)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JEFFERIES GROUP, INC. 520 Madison Avenue 12th Floor New York, New York 10022

FINANCIAL STATEMENTS AND EXHIBITS
(a)	Financial Statements and Supplementary Information (With Report of Independent Registered Public Accounting Firm Thereon)

(b)	Exhibit 1 — Report of the Independent Registered Public Accounting Firm Consent
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN
By:	Administration Committee

Date: May 28, 2008	By:	/s/ Roland T. Kelly
Roland T. Kelly
Authorized Person

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
November 30, 2007 and 2006
(With Report of Independent Registered Public Accounting Firm Thereon)
21671

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Index to Financial Statements and Supplemental Schedule

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits — November 30, 2007 and 2006	2
Statements of Changes in Net Assets Available for Benefits — Years ended November 30, 2007 and 2006	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — November 30, 2007	10
EXHIBIT 1

Independent Auditors’ Report
The Administrative Committee
The Jefferies Group, Inc.
     Employees’ Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of the Jefferies Group, Inc. Employees’ Profit Sharing Plan (the Plan) as of November 30, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, schedule H, line 4i — schedule of assets (held at end of year), as of November 30, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly presented in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
May 28, 2008

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
November 30, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value (note 3):
Cash	$2,216,411	1,607,363
Common Stock	81,920,288	91,873,093
Mutual funds	145,670,170	124,791,073
Participant loans	3,957,157	4,084,091

Total investments	233,764,026	222,355,620

Non-interest bearing cash	3,373	5,663

Receivables:
Accrued dividends on common stock	50,544	59,730
Accrued employer contributions	95	—
Due from trustee for pending trades	213,508	—

Total receivables	264,147	59,730

Total assets	234,031,546	222,421,013

Liabilities:
Accrued expenses	119,252	87,610

Total liabilities	119,252	87,610

Net assets available for benefits	$233,912,294	222,333,403

See accompanying notes to financial statements.

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended November 30, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Investment income:
Interest and dividends	$8,987,730	12,911,403
Net appreciation in fair value of investments (note 3)	3,598,201	19,650,068

Total investment income	12,585,931	32,561,471

Contributions:
Employer	8,711,604	3,766,722
Participants	21,042,360	20,002,079

Total contributions	29,753,964	23,768,801

Total additions	42,339,895	56,330,272

Deductions from net assets attributed to:
Benefits paid to participants	30,380,180	29,075,048
Administrative expenses	390,928	360,614

Total deductions	30,771,108	29,435,662

Net increase before net transfers from related plan	11,568,787	26,894,610
Net transfers from related plan (note 1h)	10,104	46,344

Net increase after net transfers from related plan	11,578,891	26,940,954

Net assets available for benefits:
Beginning of year	222,333,403	195,392,449

End of year	$233,912,294	222,333,403

See accompanying notes to financial statements.

(1)	Description of the Plan

The following description of the Jefferies Group, Inc. Employees’ Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan sponsored by Jefferies Group, Inc. (the Company) covering all employees of the Company who have completed 90 days of service. The Plan became effective in December 1964 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Each year, participants may voluntarily contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also make voluntary after-tax contributions up to $12,000, with the total annual amount contributed, either on a pretax or after-tax basis, not exceeding 15% of the participant’s compensation for a Plan year. Participants may also contribute amounts representing distributions from other qualified defined benefit plans, defined contribution plans, or Individual Retirement Accounts (IRAs) that held contributions under a previous employer’s tax-qualified plan or contributory Individual Retirement Accounts (IRAs). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 2 equity investments, a managed equity fund, 16 mutual funds (including 2 money market funds), and a self-directed brokerage account (that invests in interest-bearing cash accounts and income-oriented and growth-oriented mutual funds), as investment options for participants. The Company provides a fixed matching contribution for each dollar contributed by the employee on a pretax basis. In 2006 the rate of match was 25%. Effective January 1, 2007, the rate of match was changed to 50%. The Plan also enables employees to share in the profits of the Company by means of the Company’s discretionary contributions that can only be made out of profits and are allocated on the basis of their compensation as defined in the Plan. Additional discretionary matching contributions are allocated to participant accounts based on the level of employee contributions made to the Plan. Contributions are subject to certain limitations. The Company did not authorize a discretionary contribution during 2007 or 2006.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(d)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service as follows:

Vested
Years of vesting service	percentage
Fewer than two years	—%
Two years	33
Three years	67
Four years	100
(e)	Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of (1) $50,000 less the highest outstanding loan balance for the participant during the prior 12-month period or (2) 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at market rates that remain unchanged for the duration of the loan. The term of the loan may not exceed five years except for loans for the purchase of a primary residence, in which case the repayment period is over ten years. Principal and interest are paid ratably through monthly payroll deductions.

(f)	Payment of Benefits

On termination of service for any reason, a participant with an account balance greater than $1,000 may elect to (1) receive a lump-sum distribution in an amount equal to the value of the participant’s vested interest in his or her account, (2) elect a rollover distribution to an eligible retirement plan or eligible individual retirement account in an amount equal to the value of the participant’s vested interest in his or her account, or (3) elect to retain the amount of the vested balance in the Plan until the attainment of age 65. To the extent that a participant’s account is less than $1,000, the Company will distribute the vested interest in the participant’s account to the participant in the form of a lump-sum payment. To the extent that a participant’s account is less than $1,000 and invested in Company stock, the distribution will be made in the form of whole shares of Company stock or cash. The Plan allows for in-service withdrawals for hardship purposes as defined in the Plan document. The Plan also allows employees to withdraw vested balances starting at age 59 1/2 and to withdraw their voluntary and rollover contributions at any time.

(g)	Forfeited Accounts

At November 30 ¸ 2007 and 2006, forfeited nonvested accounts totaled $291,522 and $192,369, respectively. These accounts were reallocated among the active participants subsequent to the last day of the Plan year based on the level of the active participants’ compensation.

(h)	Net Transfers from Related Plan

The Company also maintains an Employee Stock Ownership Plan (ESOP). The ESOP has a provision which allows eligible participants to transfer up to 25% of their ESOP holdings into the Plan. To be eligible to make such a transfer under the ESOP, the participant must be at least 55 years of age and must have completed at least 10 years of participation in the ESOP. Transfers from the ESOP into the Plan are done through transfers of Jefferies Group, Inc. stock into the Plan at the current market rate.

(i)	Administrative Expenses

All reasonable expenses of administering the Plan are charged to participants and paid out of Plan assets. Expenses are charged to each participant’s account on a pro rata basis.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value all investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balance, which approximates fair value.

The Plan invests in the Tukman Equity Fund, a separately managed fund with the underlying investments in U.S. company stock securities. The Tukman Equity Fund is stated at fair value, based on the value of its underlying investments, as reported to the Plan by Fidelity Management Trust Company, the Plan’s trustee.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d)	Concentration of Investments

Investment in common stock of Jefferies Group, Inc. comprises approximately 22% and 27% of the Plan’s investments as of November 30, 2007 and 2006, respectively.

(e)	Risks and Uncertainties

The Plan provides for various investment options in mutual funds, common stock, and a self-directed brokerage account. The equity security investment options consist of the common stock of Jefferies Group, Inc. and Investment Technology Group, Inc., (ITG). Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect the amount reported in the accompanying statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(f)	Payment of Benefits

Benefits are recorded when paid.

(3)	Investments, at fair value

The following presents investments, with those that represent 5% or more of the Plan’s net assets separately identified:

	2007	2006
Common stock:
Jefferies Group, Inc. common stock	$50,521,200	59,047,740
ITG	9,454,310	8,455,573
All other common stock less than 5%	21,944,778	24,369,780
Cash and cash equivalents	2,216,411	1,607,363
Participant loans	3,957,157	4,084,091

Mutual funds:
Fidelity Magellan Fund	19,361,986	16,958,152
Fidelity Growth and Income Fund	15,846,977	16,442,918
Fidelity OTC Portfolio Fund	14,658,743	12,293,443
Fidelity Retirement Money Market Fund	15,666,848	15,596,792
Fidelity International Discovery Fund	17,396,594
Fidelity Spartan U.S. Equity Index Fund	17,908,701	15,090,314
All mutual funds less than 5%	44,830,321	48,409,454

Total investments	$233,764,026	222,355,620

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by investment type, as follows:

	2007	2006
Common stock	$(4,325,651)	18,280,801
Mutual funds	7,923,852	1,369,267

	$3,598,201	19,650,068

(4)	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services for the years ended November 30, 2007 and 2006 amounted to $359,286 and $336,284, respectively.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 12, 2004 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Schedule
JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
November 30, 2007

	Identity of issuer	Description of asset	Current value
		Cash:
	Fidelity Management Trust Company	Institutional Cash Portfolio (735,254 shares)	$735,254
*	Fidelity Management Trust Company	Brokeragelink Fund (1,481,157 shares)	1,481,157

		Common Stock:
*	Jefferies Group, Inc.	Jefferies Group, Inc. Common Stock (1,976,573 shares)	50,521,200
*	ITG, Inc.	ITG, Inc. Common Stock (206,968 shares)	9,454,310
	American International Group, Inc.	American International Group, Inc. (25,900 shares)	1,505,567
	Anheuser Busch Companies, Inc.	Anheuser Busch Companies, Inc. (20,200 shares)	1,064,944
	Automatic Data Processing, Inc.	Automatic Data Processing, Inc. (31,200 shares)	1,405,872
	Berkshire Hathaway, Inc.	Berkshire Hathaway, Inc. (122 shares)	572,180
	Coca Cola Co.	Coca Cola Co. (22,400 shares)	1,391,040
	Walt Disney Company	Walt Disney Company (22,587 shares)	748,759
	Gannett Company, Inc.	Gannett Company, Inc. (19,500 shares)	716,625
	General Electric Company	General Electric Company (47,400 shares)	1,814,946
	Goldman Sachs Group, Inc.	Goldman Sachs Group, Inc. (7,200 shares)	1,631,808
	International Business Machines Corporation	International Business Machines Corporation (18,600 shares)	1,956,348
	Johnson & Johnson	Johnson & Johnson (22,700 shares)	1,537,698
	Legg Mason, Inc.	Legg Mason, Inc. (8,300 shares)	633,373
	Microsoft Corporation	Microsoft Corporation (38,000 shares)	1,276,800
	Pepsico, Inc.	Pepsico, Inc.(19,000 shares)	1,466,420
	Procter & Gamble Co.	Procter & Gamble Co. (14,400 shares)	1,065,600
	Wal Mart Stores, Inc.	Wal Mart Stores, Inc. (33,000 shares)	1,580,700
	Wells Fargo & Company	Wells Fargo & Company (48,600 shares)	1,576,098

		Mutual funds:
	Lehman Brothers	LB High Income Bond Inv (148,558 shares)	1,296,907
*	Fidelity Management Trust Company	Fidelity Magellan Fund (193,118 shares)	19,361,986
*	Fidelity Management Trust Company	Fidelity Growth and Income Fund (548,149 shares)	15,846,977
*	Fidelity Management Trust Company	Fidelity Intermediate Bond Fund (596,485 shares)	6,078,184
*	Fidelity Management Trust Company	Fidelity OTC Portfolio Fund (282,062 shares)	14,658,743
*	Fidelity Management Trust Company	Fidelity Overseas Fund (109,693 shares)	6,072,588
*	Fidelity Management Trust Company	Fidelity International Discovery Fund (381,170 shares)	17,396,594
*	Fidelity Management Trust Company	Fidelity Asset Manager 50% (158,432 shares)	2,663,249
*	Fidelity Management Trust Company	Fidelity Low Price Fund (78,767 shares)	3,349,166
*	Fidelity Management Trust Company	Fidelity Asset Manager 70% (218,466 shares)	3,825,346
*	Fidelity Management Trust Company	Fidelity Asset Manager 20% (128,853 shares)	1,651,896
*	Fidelity Management Trust Company	Fidelity Small Capital Stock Fund (445,685 shares)	8,485,835
*	Fidelity Management Trust Company	Fidelity Strategic Income Fund (337,877 shares)	3,591,632
*	Fidelity Management Trust Company	Fidelity Retirement Money Market Fund (15,666,848 shares)	15,666,848
*	Fidelity Management Trust Company	Fidelity Retirement Government Money Market Fund (5,233,941 shares)	5,233,941
*	Fidelity Management Trust Company	Fidelity Spartan U.S. Equity Index Fund (340,534 shares)	17,908,701
*	Fidelity Management Trust Company	Brokeragelink Fund (2,581,577 shares)	2,581,577
		Participant loans:
*	Participant loans	859 loans, various maturities; balance collateralized by 225 participant accounts, interest rates range from3.75% to 9.00%	3,957,157

	Totals		$233,764,026

* Party-in-interest investment.
See accompanying independent auditors’ report.